UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008

Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant’s name into English)

Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is the Notice of Annual Meeting and Proxy Statement of Diana Shipping Inc.

Exhibit 1

March 31, 2008

TO THE SHAREHOLDERS OF DIANA SHIPPING INC.

Enclosed is a Notice of the Annual Meeting of Shareholders of Diana Shipping Inc. (the “Company”) which will be held at the Hotel Baur au Lac, Talstrasse 1, 8001 Zurich, Switzerland on May 6, 2008 at 4:00 p.m.

At this Annual Meeting (the “Meeting”), Shareholders of the Company will consider and vote upon proposals:

1	To elect two Class III Directors to serve until the 2011 Annual Meeting of Shareholders (“Proposal One”);

2.	To approve the appointment of Ernst & Young (Hellas) as the Company’s independent auditors for the fiscal year ending December 31, 2008 (“Proposal Two”);

3.
To approve the adoption of an amendment to the Company’s Amended and Restated Articles of Incorporation establishing a quorum for all meetings of Shareholders of the Company of 33⅓ per cent of all shares, present either in person or by proxy, issued and outstanding and entitled to vote at such meetings (“Proposal Three”);

4.
To approve the adoption of an amendment to the Company’s Amended and Restated Articles of Incorporation increasing the aggregate number of shares of common stock that the Company is authorized to issue to 200 million registered shares with a par value of one cent (US$0.01) per share (“Proposal Four”); and

5.	To transact other such business as may properly come before the Meeting or any adjournment thereof.

Adoption of Proposal One requires the affirmative vote of a plurality of the shares of common stock represented at the Meeting.  Adoption of Proposal Two requires the affirmative vote of a majority of the shares of common stock represented at the Meeting.  Adoption of Proposal Three and Proposal Four requires the affirmative vote of a majority of the shares of common stock entitled to vote at the Meeting.

You are cordially invited to attend the Meeting in person.  If you attend the Meeting, you may revoke your proxy and vote your shares in person.

IT IS IMPORTANT TO VOTE.  WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours,

/s/ Simeon P. Palios
Simeon P. Palios
Chief Executive Officer

16, Pendelis Str., 175 64 Palaio Faliro, Athens, Greece
Tel: (011) (30) (210) 947-0100-, Fax: (011) (30) (210) 947-0101
e-mail: ir@dianashippinginc.com – www.dianashippinginc.com

DIANA SHIPPING INC.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

May 6, 2008

NOTICE IS HEREBY given that the Annual Meeting of the Shareholders of Diana Shipping Inc. (the “Company”) will be held on May 6, 2008 at 4:00 p.m., at the Hotel Baur au Lac, Talstrasse 1, 8001 Zurich, Switzerland, for the following purposes, of which items 1, 2, 3 and 4 are more completely set forth in the accompanying Proxy Statement:

1	To elect two Class III Directors to serve until the 2011 Annual Meeting of Shareholders;

2.	To approve the appointment of Ernst & Young (Hellas) as the Company’s independent auditors for the fiscal year ending December 31, 2008;

3.
To approve the adoption of an amendment to the Company’s Amended and Restated Articles of Incorporation establishing a quorum for all Meetings of Shareholders of the Company of 33⅓ per cent of all shares, present either in person or by proxy, issued and outstanding and entitled to vote at such meetings;

4.
To approve the adoption of an amendment to the Company’s Amended and Restated Articles of Incorporation increasing the aggregate number of shares of common stock that the Company is authorized to issue to 200 million registered shares with a par value of one cent (US$0.01) per share; and

5.	To transact other such business as may properly come before the Meeting or any adjournment thereof.

The Board of Directors has fixed the close of business on March 24, 2008 as the record date for the determination of the Shareholders entitled to receive notice and to vote at the Annual Meeting or any adjournment thereof.

IT IS IMPORTANT TO VOTE.  WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

If you attend the Annual Meeting, you may revoke your proxy and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Ioannis Zafirakis
Ioannis Zafirakis
Secretary

March 31, 2008
Athens, Greece

DIANA SHIPPING INC.
16 PENDELIS STR.
175 64 PALAIO FALIRO
ATHENS GREECE
______________________

PROXY STATEMENT FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 6, 2008
________________________

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the Board of Directors (the “Board of Directors”) of Diana Shipping Inc., a Marshall Islands corporation (the “Company”), for use at the Annual Meeting of Shareholders to be held at the Hotel Baur au Lac, Talstrasse 1, 8001 in Zurich, Switzerland on May 6, 2008 at 4:00 p.m., or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders.  This Proxy Statement and the accompanying form of proxy are expected to be mailed to Shareholders of the Company entitled to vote at the Meeting on or about March 31, 2008.

VOTING RIGHTS AND OUTSTANDING SHARES

On March 24, 2008 (the “Record Date”), the Company had outstanding 74,450,500 shares of common stock, par value $0.01 per share (the “Common Shares”).  Each Shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held.  One or more Shareholders representing at least a majority of the total voting rights of the Company present in person or by proxy at the Meeting shall be a quorum for the purposes of the Meeting.  The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.  Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.

The Common Shares are listed on the New York Stock Exchange (the “NYSE”) under the symbol “DSX.”

REVOCABILITY OF PROXIES

A Shareholder giving a proxy may revoke it at any time before it is exercised.  A proxy may be revoked by filing with the Secretary of the Company at the Company’s registered office, 16, Pendelis Str., 175 64 Palaio Faliro, Athens, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE
ELECTION OF DIRECTORS

The Company currently has seven directors divided into three classes.  As provided in the Company’s Amended and Restated Articles of Incorporation, each director is elected to serve for a three year term and until such director’s successor is elected and has qualified.  Accordingly, the Board of Directors has nominated Boris Nachamkin and Apostolos Kontoyannis, each a Class III Director, for re-election as directors whose term would expire at the 2011 Annual Meeting.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following two nominees.  It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board of Directors may recommend.

Nominees for Election to the Company’s Board of Directors

Information concerning the nominees for directors of the Company is set forth below:

Name	Age	Position
Boris Nachamkin	74	Class III Director
Apostolos Kontoyannis	59	Class III Director

Boris Nachamkin has served as a Director and as a member of our Compensation Committee since March 2005. Mr. Nachamkin was with Bankers Trust Company, New York, for 37 years, from 1956 to 1993 and was posted to London in 1968. Upon retirement in 1993, he acted as Managing Director and Global Head of Shipping at Bankers Trust. Mr. Nachamkin was also the UK Representative of Deutsche Bank Shipping from 1996 to 1998 and Senior Executive and Head of Shipping, based in Paris, for Credit Agricole Indosuez between 1998 and 2000.  Previously, he was a Director of Mercur Tankers, a company which was listed on the Oslo Stock Exchange, and Ugland International, a shipping company. He also serves as Managing Director of Seatrust Shipping Services Ltd., a private consulting firm.

Apostolos Kontoyannis has served as a Director and as the Chairman of our Compensation Committee and a member of our Audit Committee effective as since March 2005. Since 1987, Mr. Kontoyannis has been the Chairman of Investments and Finance Ltd., a financial consultancy firm he founded, that specializes in financial and structuring issues relating to the Greek maritime industry, with offices in Piraeus and London. He was employed by Chase Manhattan Bank N.A. in Frankfurt (Corporate Bank), London (Head of Shipping Finance South Western European Region) and Piraeus (Manager, Ship Finance Group) from 1975 to 1987. Mr. Kontoyannis holds a bachelors degree in Finance and Marketing and an M.B.A. in Finance from Boston University.

Audit Committee.  The Company’s Board of Directors has established an Audit Committee, consisting of two members, which is responsible for reviewing the Company’s accounting controls, recommending to the Board of Directors the engagement of the Company’s outside auditors, and pre-approving audit and audit related services and fees. Each member is an independent director. The members of the Audit Committee are Mr. William Lawes (Chairman and financial expert) and Mr. Apostolos Kontoyannis.  As the Company is a foreign private issuer, it is exempt from the corporate governance rules of the NYSE, other than the Audit Committee requirement.

Required Vote.  Approval of Proposal One will require the affirmative vote of the plurality of the votes cast by Shareholders entitled to vote and voting at the Meeting.

Effect of abstentions.  Abstentions will not affect the vote on Proposal One.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

APPROVAL OF APPOINTMENT OF
INDEPENDENT AUDITORS

The Board of Directors is submitting for approval at the Meeting the selection of Ernst & Young (Hellas) as the Company's independent auditors for the fiscal year ending December 31, 2008.

Ernst & Young (Hellas) has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company's independent auditors.

All services rendered by the independent auditors are subject to review by the Audit Committee.

Required Vote.  Approval of Proposal Two will require the affirmative vote of the majority of the votes cast by Shareholders entitled to vote at the Meeting.

Effect of abstentions.  Abstentions will not affect the vote on Proposal Two.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF ERNST & YOUNG (HELLAS) AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2008.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL THREE

APPROVAL OF THE AMENDMENT TO THE
COMPANY’S ARTICLES OF INCORPORATION

The Board of Directors is submitting for approval at the Meeting a proposed amendment to the Company’s Amended and Restated Articles of Incorporation that would set the number of shares required to establish a quorum at all Meetings of Shareholders held after the effective date of the amendment to be 33⅓ per cent of all shares, present either in person or by proxy, issued and outstanding and entitled to vote at such Meeting.  The quorum currently required at all Meetings of Shareholders is a majority of all shares, present either in person or by proxy, issued and outstanding and entitled to vote at such Meeting.

The Board of Directors believes that a change in the quorum required for Meetings of the Shareholders is in the best interests of the Company because it will allow the Company to conduct its business more efficiently by reducing the possibility of having to adjourn future Annual Meetings of the Shareholders due to the failure to obtain a quorum.

If approved, the Company’s Amended and Restated Articles of Incorporation will be amended to include the following Article N to the Amended and Restated Articles of Incorporation:

N.
At all Meetings of Shareholders of the Corporation, except as otherwise expressly provided by law, there must be present either in person or by proxy Shareholders of record holding at least 33⅓ % of the shares issued and outstanding and entitled to vote at such meetings in order to constitute a quorum, but if less than a quorum is present, a majority of those shares present either in person or by proxy shall have power to adjourn any meeting until a quorum shall be present.

Required Vote.  Approval of Proposal Three will require the affirmative vote of the majority of all outstanding Common Shares entitled to vote at the Meeting.

Effect of abstentions.  An abstention will count as an effective vote against Proposal Three.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE AMENDMENT TO THE COMPANY’S AMENDED AND RESTATED ARTICLES OF INCORPORATION.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH AMENDMENT UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL FOUR

APPROVAL OF THE AMENDMENT TO THE
COMPANY’S ARTICLES OF INCORPORATION

The Board of Directors is submitting for approval at the Meeting a proposed amendment to the Company’s Amended and Restated Articles of Incorporation that would increase the aggregate number of shares of common stock that the Company is authorized to issue to 200 million registered shares with a par value of one cent (US$0.01) per share.  The Amended and Restated Articles of Incorporation currently authorize the issuance of an aggregate of 100 million registered shares.

The Board of Directors believes that an increase in the Company’s authorized share capital is in the best interests of the Company and its Shareholders because it will enable the Company to conduct future equity offerings.

Required Vote.  Approval of Proposal Four will require the affirmative vote of the majority of all outstanding Common Shares entitled to vote at the Meeting.

Effect of abstentions.  An abstention will count as an effective vote against Proposal Four.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE AMENDMENT TO THE COMPANY’S AMENDED AND RESTATED ARTICLES OF INCORPORATION.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH AMENDMENT UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company.  Solicitation will be made primarily by mail, but Shareholders may be solicited by telephone, e-mail, or personal contact.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting.  Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Directors

/s/ Ioannis Zafirakis
Ioannis Zafirakis
Secretary

March 31, 2008
Athens, Greece

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: April 7, 2008	By:	/s/ Anastassis Margaronis
Anastassis Margaronis President

SK 23159 0002 871661